April 28, 2015

Via EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jeffrey P. Riedler

Re:	Sarepta Therapeutics, Inc. Preliminary Proxy Statement on Schedule 14A Filed April 20, 2015 File No. 001-14895

Dear Mr. Riedler:

I am writing in response to your letter, dated April 27, 2015, regarding the staff’s review on behalf of the U.S. Securities and Exchange Commission (the “Commission”) of the Preliminary Proxy Statement on Schedule 14A of the above referenced company (the “Company”). The staff’s comment, as included in that letter, is repeated below in bold type, followed by the Company’s response.

1. Please revise your disclosure in your preliminary proxy statement to discuss whether you have any current plans, agreements, arrangements or understanding with respect to the planned issuance of the newly authorized shares of common and preferred stock. If so, please describe all material terms.

In response to the staff’s comment and our telephone calls on April 27, 2015 and April 28, 2015, when the Company files its Definitive Proxy Statement on Schedule 14A, it will revise the fifth full paragraph on page 28 to add the following statement: “The Company does not have any current plans, agreements, arrangements or understanding with respect to the planned issuance of the newly authorized shares of common stock and preferred stock.”

The Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the Company’s counsel, Stuart Bressman at (212) 969-3470 or Arnold Jacobs at (212) 969-3210, if you have any questions regarding the foregoing.

Very truly yours,

Sarepta Therapeutics, Inc.

/s/ David T. Howton

Name: David T. Howton
Title: General Counsel